Exhibit 12.1

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Six Months Ended June 30,	2004	2003
Earnings:
Income before income taxes and cumulative effect of accounting change	$871	$708
Add:
Interest and fixed charges excluding capitalized interest	66	75
Portion of rent under long-term operating leases representative of an interest factor	95	90
Distributed income of investees accounted for under the equity method	2	1
Amortization of capitalized interest	4	4
Less: Undistributed equity in earnings of investments accounted for under the equity method	7	8

Total earnings available for fixed charges	$1,031	$870

Fixed charges:
Interest and fixed charges	$71	$79
Portion of rent under long-term operating leases representative of an interest factor	95	90

Total fixed charges	$166	$169

Ratio of earnings to fixed charges	6.21x	5.15x